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                             February 6, 2023

       Liu Lu
       Chief Executive Officer
       KEEMO Fashion Group Limited
       69 Wanke Boyu, Xili Liuxin 1st Rd
       Nanshan District, Shenzhen
       Guangdong 518052
       China

                                                        Re: KEEMO Fashion Group
Limited
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 18,
2023
                                                            File No. 333-267967

       Dear Liu Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Cover Page, page i

   1. We note your response to comment 4. Please state on the cover page and in the prospectus summary that
you have no cash management policies that dictate how funds
                                                        are transferred. Please
provide a cross-reference on the cover page to the discussion of this issue in the
prospectus summary.
   2. We note your revised disclosure in response to comment 2. Please revise your disclosure to reflect the December
15, 2022 updates announced by the PCAOB relating to its ability
 Liu Lu
FirstName LastNameLiu Lu
KEEMO Fashion   Group Limited
Comapany6,NameKEEMO
February   2023        Fashion Group Limited
February
Page 2 6, 2023 Page 2
FirstName LastName
         to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. Please also revise to reflect the adoption of the Consolidated Appropriations Act which amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified
         Issuer before the Commission must impose an initial trading prohibition from three years to two years. Please make similar revisions throughout wherever you include a similar discussion, such as in the risk factor on page 4.
3. We note your revised disclosure in response to comment 3 and reissue. Please discuss whether there are limitations on your ability to transfer cash between you and your investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. Your current disclosure discusses restrictions on sending money from the PRC to the United States and potential limitations on the ability of your Chinese customers or investors to remit payment. Please expand your discussion to include your ability to transfer cash to your investors. Please expand your disclosure in the Prospectus Summary and discuss the issue in your summary risk factors and risk factors sections, as well.
Prospectus Summary, page 1

4. We note your revised disclosure in response to comment 5. Please revise your disclosure so each summary risk factor related to your operations in China includes a cross-reference to the relevant individual detailed risk factor.
5. We note your revised disclosure in response to comment 6 and reissue in part. Disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals operate your business. If true, state as much and explain why such an opinion was not obtained.
6. Your disclosure says that you believe you are not currently required to obtain approval from Chinese authorities, including the CSRC or the CAC, to offer securities to foreign investors. With respect to the CSRC approval, please disclose why you believe you are not required to obtain such approval, and the basis on which you made that determination.
         We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals, including approvals from the CSRC or CAC, to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. Further, in your discussion of the Draft Rules
 Liu Lu
KEEMO Fashion Group Limited
February 6, 2023
Page 3
         Regarding Overseas Listing, please discuss whether these rules, if implemented, might subject you to the filing requirements with the CSRC for this offering and listing or prohibit this offering or a future offering.
Description of Business, page 16

7. We note your revised disclosure in response to comment 16. Please indicate whether the supplier and customers are located in China.
Enforcement of Civil Liabilities under United States Federal Securities Laws, page 17

8. We note your revised disclosure in response to comment 23. Please expand your discussion to disclose whether or not investors may bring actions under the civil liability provisions of the U.S. Federal securities laws against the sole officer and director, and whether investors may enforce these civil liability provisions when the assets of the issuer or officer or director are located outside of the United States. Ensure your disclosure addresses the ability to effect service of process, to enforce judgments obtained in U.S.
         courts against foreign persons, the ability to enforce in foreign courts judgments of U.S.
         courts, and the investor's ability to bring an original action in an appropriate foreign court to enforce liabilities against the officer or director based upon the U.S. Federal securities laws. Currently, your disclosure focuses on claims brought against the company, rather than the sole officer and director.
General

9. We note your disclosure stating that "the PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence the operations of our PRC subsidiary..." Please provide additional disclosure related to your
         PRC subsidiary and its function in your business.
       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameLiu Lu                                        Sincerely,
Comapany NameKEEMO Fashion Group Limited
                                                                Division of
Corporation Finance
February 6, 2023 Page 3                                         Office of Trade
& Services
FirstName LastName